UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Albireo Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01345P106

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01345P106	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Muneer A. Satter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 832,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 832,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.59% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

All percentages calculated in this Schedule 13G/A are based upon 14,876,076 shares of common stock outstanding (including the exercise of the underwriters’ option to purchase additional shares) as disclosed in the Prospectus Supplement filed by Albireo Pharma, Inc. with the Securities and Exchange Commission on January 30, 2020.

CUSIP No. 01345P106	13G/A	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Albireo Pharma, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10 Post Office Square, Suite 502 South

Boston, Massachusetts 02109

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Muneer A. Satter (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Muneer A. Satter

c/o Satter Management Co., L.P.

676 North Michigan Avenue, Suite 4000

Chicago, IL 60611

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

01345P106

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 01345P106	13G/A	Page 4 of 6 Pages

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 832,000 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 670,707 shares that are held by Satter Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (b) 73,170 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; and (c) 88,123 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares.

(b)	Percent of class: See Item 11 on the cover page hereto.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

CUSIP No. 01345P106	13G/A	Page 5 of 6 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

By:	/s/ Muneer A. Satter
Muneer A. Satter